Robert K. Reeves
Senior Vice President, General Counsel
and Chief Administrative Officer
January 16, 2008
Carmen Moncada-Terry
Attorney Advisor, Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Mail Stop 3561

Re:	Anadarko Petroleum Corporation Definitive Proxy Statement on Schedule 14A Filed March 27, 2007 File No. 001-08968
Dear Ms. Moncada-Terry:
     We are providing the following responses to the comment letter dated December 18, 2007 from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Definitive Proxy Statement on Schedule 14A for the fiscal year ended December 31, 2006 (the “Proxy Statement”) filed by Anadarko Petroleum Corporation (the “Company”). The following responses are keyed to the staff’s comments. All page numbers in our responses refer to the Proxy Statement.
     As indicated in our responses below, we propose to make appropriate clarifications or modifications to our disclosures in future filings.
     We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Compensation Discussion and Analysis, page 22
1.	In response to prior comments 6 and 8, you note that “it is not always appropriate to provide an overly detailed subjective analysis by the Compensation Committee for compensation decisions referencing named executive officers whose compensation is set at levels below targeted levels due to the potential chilling effect such disclosure could have on frank and open communications between members of our Compensation Committee in assessing individual performance.” Given your response, it is unclear

Carmen Moncada-Terry
Securities and Exchange Commission
January 16, 2008

whether you intend to fully address prior comments 6 and 8 in future filings. We therefore reissue the comments.

Response: We note the staff’s comments, and do intend to include in future filings the further discussion and analysis requested by comments 6 and 8.
Bonuses, page 26
2.	We note your response to prior comment 11 and reissue the comment. Please provide us with detailed analysis explaining the basis for believing that the disclosure of the targets would result in competitive harm.

Response: We note the staff’s comment and in future filings will disclose such qualitative and quantitative targets to the extent such information is material to a fair understanding of the named executive officers’ compensation.

3.	The staff also requested clarification to our response to prior comment 16 as to whether the Company intends to fully address prior comment 16 in future filings.

Response: We note the staff’s comment, and will clarify such circumstances in future filings.
     We respectfully request an opportunity to discuss this response letter further with the staff if, following a review of this information, the staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (832) 636-3212 or by facsimile at (832) 636-3214.

Very truly yours,
/s/ Robert K. Reeves

cc:	John W. Poduska, Sr., Chairman, Compensation and Benefits Committee